
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 16, 2013

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 16, 2013, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a quarterly dividend of $0.4076 per share, payable on September 15, 2013, to shareholders of record as of September 1, 2013. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibit(s):

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued August 16, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: August 16, 2013

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.

Exhibit Index to Form 8-K
Dated August 16, 2013

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued August 16, 2013.

EXHIBIT 99.1

News

MGE Energy Increases Dividend for 38th Consecutive Year

Madison, Wis., Aug. 16, 2013—The board of directors of MGE Energy, Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend to $0.4076 per share on the company's common stock. The dividend is payable Sept. 15, 2013, to shareholders of record Sept. 1, 2013. With this increase, the new dividend is equivalent to an annual rate of $1.63 per share.

The company has increased its dividend annually for 38 consecutive years. Over this time period, MGE Energy's dividend has had a compound annual growth rate of approximately 3%. The company has paid cash dividends for more than 100 years.

"Today's action by our Board of Directors shows MGE Energy's commitment to shareholder value. The company is proud of its dividend record, which is due to our consistently strong operational performance," said Gary Wolter, chairman, president and CEO.

MGE Energy is listed as a "Dividend Achiever" by Mergent, Inc., a financial information publisher for more than a century. According to Mergent, "Dividend Achievers have demonstrated the ability to consistently increase dividend payments over a substantial period of time, through volatile markets and challenging political climates."

About MGEE
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 140,000 customers in Dane County, Wis., and purchases and distributes natural gas to 145,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

Contact
Steve Kraus
Manager - Media Relations
608-252-7907